(20) (ii) Techdyne, Inc. Press Release dated July 5, 2001.

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                                   Press Release


                     Techdyne, Inc. Announces Change In Control

Hialeah, FL - July 5, 2001 - Techdyne, Inc. (Nasdaq: TCDN) announced that Simclar International Limited, a private U.K. company, completed the purchase of 4,674,620 shares of common stock (71.3%) of Techdyne, Inc. from Medicore, Inc. on June 27, 2001, the date the Medicore shareholders approved the sale of control. Simclar's consideration to Medicore was $10,000,000, and in accordance with the agreement among the parties, Simclar is to pay an additional 3% of Techdyne's consolidated sales over the next three years with a minimum earn-out payment of $2,500,000 and a maximum earn-out payment of $5,000,000. The agreement also provided for a change in management of Techdyne. The board has been expanded and consists of a majority of Simclar nominees.

Sam Russell, Managing Director and founder of Simclar International, has assumed the position of Chairman of the Board of Techdyne, Inc.

Mr. Russell commented, "We are pleased to have Techdyne aligned with Simclar. Each of our companies has established operations in the electronic and electro-mechanical manufacturing industry, and we complement our respective operations. Techdyne's alliance with our company is expected to provide it with an expanded geographic and customer base, and we anticipate that Simclar and Techdyne will now have a greater competitive edge, cost effectiveness in labor, supplies and overall manufacturing, expanded markets, and greater ability to better serve customers with enhanced product choices and with the potential to further attract new customers." Mr. Russell concluded, "Though the economy is experiencing a slowdown which is affecting sales and profits worldwide, we are extremely excited with our opportunities for 2002 and beyond."

Techdyne, Inc., with four U. S. manufacturing and one European sales locations, has been engaged in contract manufacturing of electronic and electro-mechanical products for OEMs for 25 years.

Simclar International with locations in Scotland and the United States is also engaged in contract manufacturing of electronic and electro-mechanical products including sheet metal fabrication and total product integration. Simclar is also celebrating its 25th anniversary this year.

Visit Techdyne, Inc at its website, www.tcdn.com for more information about the company.

Contact: Barry Pardon, President, (305)-827-5240, for more information relating to Simclar's acquisition of control of Techdyne and the change in management.

This release contains forward-looking statements that are subject to risks and uncertainties, including but not limited to future business events, general economic conditions, demand for customers' products, reliance on major customers, competition, the strategic alliance of Simclar and Techdyne and the expected benefits to flow from that relationship, and other risks detailed from time to time in Techdyne's filings with the Securities and Exchange Commission.